Filed by: Travelers Property Casualty Corp. pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp. Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On December 10, 2003, The St. Paul filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT

WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

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     The attached fact sheet may be used by Travelers as additional solicitation material in connection with the proposed transaction and supplements the fact sheet that was filed by Travelers on November 17, 2003.

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THE ST. PAUL TRAVELERS COMPANIES, INC.

Second Largest Commercial Insurer in the United States

The combined company and its shareholders, employees, agents, and customers should benefit from:

•	Considerable financial strength

•	Depth and breadth of product offerings

•	Strong distribution presence with enhanced geographic coverage across the U.S.

•	Experienced and well-regarded management team

•	Strong underwriting culture

•	Successful track record in integrating businesses

•	Enhanced growth opportunities, with greater diversity and stability of earnings

•	Greater efficiencies and economies of scale

With 2002 direct written premiums of $20B, The St. Paul Travelers Companies will be:

•	#1 agency-based insurance company*

•	#2 in domestic commercial lines*

•	#2 in agent distributed personal lines*

•	#5 overall among domestic property and casualty companies*

•	#8 in personal lines*

*	based on AM Best Rankings

The St. Paul Companies

•	Headquartered in St. Paul, MN, The St. Paul is the 14th largest U.S. property and casualty insurer

•	Sixth largest commercial lines insurer, specialty- and industry-focused

•	International operations in U.K., Ireland, Canada, Mexico

•	Nearly 80% ownership in Nuveen Investments, an asset management company

•	9,700 employees and 4,000 licensed agents

•	Investment assets of $22.7 billion

•	9 month ROE: 17.0%

•	Financial strength ratings: A.M. Best: A, Moody’s: A1, S&P: A+

•	Debt ratings: S&P: BBB+, Moody’s: A3, Fitch: BBB+

Travelers Property Casualty

•	Headquartered in Hartford, CT, Travelers is the fifth largest U.S. Property and Casualty Insurer

•	Second largest writer of homeowners and auto insurance through independent agents

•	Third largest commercial lines insurer

•	Eighth largest personal lines insurer

•	21,500 employees and 10,500 licensed agents

•	Investment assets of $37.8 billion

•	Nine month ROE: 16.3%

•	Financial strength ratings: A.M. Best: A++, Moody’s: Aa3, S&P AA-, Fitch: AA• Senior Debt rating: Moody’s: A2, S&P: A-, Fitch: A

2003 Projected Net Written Premium by Business Unit

     ($ in billions)

	St. Paul Companies	Travelers	Combined

General Commercial Lines:
National	$0.3	$0.8	$1.1
Middle market	1.7	3.3	5.0
Small commercial	1.0	2.1	3.1

Total General Commercial	$3.0	$6.2	$9.2
Specialty Commercial Lines:
Construction	$0.8	$0.5	$1.3
Surety	0.5	0.5	1.0
Financial & Professional Services	0.4	0.3	0.7
Technology	0.3	—	0.3
Public Sector	0.2	—	0.2
Oil and Gas	0.2	—	0.2
Specialty Programs	0.2	—	0.2
Umbrella/E&S Group	0.2	—	0.2
Personal CAT Risk	0.1	—	0.1
Gulf	—	0.6	0.6
International	0.6	—	0.6
Lloyd’s	0.7	—	0.7
Other	0.3	–	0.3

Total Specialty Commercial Lines	$4.5	$1.9	$6.4

Total Commercial Lines	$7.5	$8.1	$15.6
Total Personal Lines	—	5.0	5.0

Total Insurance Premiums	$7.5	$13.1	$20.6

2002 Net Written Premium Distribution by Line

Source: A.M. Best.

Source: A.M. Best. Based on 2002 direct premiums written. The following A.M. Best lines of business are included in the definition of “Commercial Lines” as shown in the charts: Fire, Allied Lines, Ocean Marine, Inland Marine, Earthquake, Workers’ Compensation, Other Liability, Products Liability, Burglary & Theft, Boiler & Machinery, Commercial Multi-Peril (Liability & Non-Liability), Commercial Auto Liability, Commercial Auto, Physical Damage, and Commercial Auto No-Fault. (1) Includes District of Columbia.

Principal Terms of the Transaction

•	The transaction is a tax-free, stock-for-stock merger.

•	Under terms of the merger, holders of Travelers class A and class B common stock will receive 0.4334 The St. Paul common shares for each of their shares.

•	The combined company is expected to pay dividends at the annual rate of $0.88 per share. In addition, The St. Paul expects to pay a special dividend to its shareholders prior to the closing so that in 2004, shareholders of The St. Paul will receive dividends at The St. Paul’s current rate of $1.16 per share.

•	The transaction is subject to certain customary closing conditions, including the approval by the shareholders of both companies as well as certain regulatory approvals. The transaction is expected to close in the second quarter of 2004.

•	Corporate headquarters in Saint Paul, Minnesota. The St. Paul Travelers Companies will remain a Minnesota corporation.

•	Commercial and personal lines businesses to be consolidated under the Travelers brand, and will be based in Hartford, Connecticut.

•	The specialty insurance lines, which will be known as St. Paul Specialty, will be based in Saint Paul. The St. Paul’s international business will continue to be based in London.

•	The company will also continue to own a nearly 80 percent stake in Nuveen Investments, an asset management company serving affluent and high net worth investors.

•	Jay Fishman will serve as chief executive officer of the combined company; Bob Lipp will serve as the company’s executive chairman until January 1, 2006, at which time it is anticipated that Mr. Fishman will become chairman as well as chief executive officer.

•	The new Board of Directors will consist of all current outside directors of both companies, as well as Mr. Lipp and Mr. Fishman, resulting in a total of 12 directors from Travelers and 11 from The St. Paul.

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     The attached slide presentation may be used by Travelers as additional solicitation material in connection with the proposed transaction and supplements the slide presentation that was filed by Travelers on November 17, 2003.

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The St. Paul Travelers Companies Setting the Property/Casualty Market Standard

Cautionary Statement Any comments made regarding future expectations, trends and market conditions, including pricing and loss cost trends as well as other topics, may be considered forward-looking under the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ from our current expectations. The St. Paul Companies and Travelers assume no duty to update forward looking statements. Factors that could cause actual results to differ are described under "Cautionary Statement regarding Forward- Looking Statements" in St. Paul's registration statement on Form S-4, filed with the SEC.

The St. Paul Travelers Companies Setting The Property/Casualty Market Standard The "Go-To" National Market Company Financial Strength Compatible Cultures and Track Record of Successful Transactions Paramount Objective - Driving Value Creation for Shareholders Management Appointments and Integration Planning

The St. Paul Travelers Companies Summary of Merger Terms Exchange Ratio 0.4334 St. Paul shares per Travelers share (Class A and B) Structure Tax-free merger Dividend Policy Ongoing dividend at the annual rate of $0.88 per share; Special cash dividend to SPC shareholders of record date prior to closing New Corporate Name The St. Paul Travelers Companies Global Headquarters Saint Paul, Minnesota Expected Closing Second quarter 2004 Approvals Required Normal regulatory and shareholder approvals for both companies Management Robert Lipp, Chairman Jay Fishman, CEO (Chairman, 1/1/06) Board Composition 12 Travelers Directors 11 St. Paul Directors

The "Go-To" National Market Company

The St. Paul Travelers Companies Total Net Premiums Written ($ in billions) Source: Management estimates.

The St. Paul Travelers Companies Market Share Source: A.M. Best. Based on 2002 direct premium written, excluding other accident & health.

The St. Paul Travelers Companies Commercial Lines Ranking by Product Source: A.M. Best.

States (1) 1 st 22 2 nd 13 3 rd 8 4 th - 5 th 6 >5 th 2 The St. Paul Travelers Companies Commercial Lines Geographic Penetration St. Paul Travelers Combined #1 22 Top 2 positions 35 Top 3 positions 43 Top 5 positions 49 < Top 5 positions 2 Position # of States (1) Geographic Diversification P A Source: A.M. Best. Based on 2002 direct premiums written. The following A.M. Best lines of business are included in the definition of "Commercial Lines" as shown in the chart: Fire, Allied Lines, Ocean Marine, Inland Marine, Earthquake, Workers' Compensation, Other Liability, Products Liability, Burglary & Theft, Boiler & Machinery, Commercial Multi-Peril (Liability & Non-Liability), Commercial Auto Liability, Commercial Auto, Physical Damage, and Commercial Auto No-Fault. (1) Includes District of Columbia.

Geographic Combination Travelers P&C (2002) The St. Paul (2002) Combined ____________________ Source: OneSource U.S. Insurance P&C Database: Schedule T. Over $200 million $100 to $200 million $50 to $100 million $25 to $50 million $1 to $25 million Under $1 million DPE Key The St. Paul Travelers Companies Geographic Penetration

Geographic Combination Chubb Hartford SPC / TAP Combined ____________________ Source: OneSource U.S. Insurance P&C Database: Schedule T. Over $200 million $100 to $200 million $50 to $100 million $25 to $50 million $1 to $25 million Under $1 million DPE Key The St. Paul Travelers Companies Geographic Penetration

Allianz/ Fireman's Fund 0.126 Cincinnati Financial 0.142 SAFECO 0.15 AIG 0.236 Zurich/ Farmers 0.299 CNA 0.315 St. Paul 0.331 Chubb 0.409 Hartford 0.417 Travelers 0.559 The St. Paul Travelers Companies The "Go-To" Company for Independent Agents Allmerica 0.079 Cincinnati Financial 0.079 Nationwide / Allied 0.079 Met Life 0.134 Hartford 0.197 Allianz/ Fireman's Fund 0.244 SAFECO 0.276 Travelers 0.378 Chubb 0.402 Progressive 0.417 Source: Goldman Sachs Survey, August 18, 2003. Commercial Lines Agency Preference Personal Lines Agency Preference

Only 35% of business from top 100 agents Note: excludes Marsh, Aon, and Willis. Excludes National Accounts, Discover, Gulf, Northland, American Equity, and Associates Top 10 Top 25 Top 50 Top 100 St. Paul 0.223 0.335 0.417 0.514 Travelers 0.141 0.193 0.244 0.303 Combined 0.167 0.24 0.292 0.351 The St. Paul Travelers Companies The "Go-To" Company for Independent Agents

The St. Paul Travelers Companies The "Go-To" Company for Independent Agents Travelers Top 100 Agents St. Paul Top 100 Agents Less than 50 percent overlap

The St. Paul Travelers Companies The "Go-To" Company for Independent Agents Combined Market Share Number of Brokers Included St. Paul Travelers Rank (number of brokers) St. Paul Travelers Rank (number of brokers) St. Paul Travelers Rank (number of brokers) St. Paul Travelers Rank (number of brokers) Combined Market Share Number of Brokers Included #1 #2 #3 #4 18%- 21% 1 1 15% - 18% 3 1 2 12% - 15% 3 1 2 10% - 12% 0 8% - 10% 2 1 1 6% - 8% 3 1 1 1 4% - 6% 1 1 2% - 4% 2 1 1 <2% 0 An Initial Perspective on Agency Concentration - Top 30 B.I. (1) Source: Agent survey. (1) Excludes Marsh, Aon and Willis.

Financial Strength

The St. Paul Travelers Companies Second Largest U.S. Insurer by Shareholders' Equity Source: Company filings. Note: Statistics as of September 30, 2003. (1) Reflects pro forma purchase accounting adjustments. See Form S-4 filed December 10, 2003 ($ in billions)

The St. Paul Travelers Companies Summary Financial Information Source: Company filings. (1) Reflects pro forma purchase accounting adjustments. See Form S-4 filed December 10, 2003. ($ in billions, except per share amounts)

The St. Paul Travelers Companies Strong Capital Base ($ in billions) Source: Company filings. Note: Financial statistics as of September 30, 2003, except as noted. (1) Reflects pro forma purchase accounting adjustments. See Form S-4 filed December 10, 2003. (2) Excludes mandatory convertibles and hybrid securities.

The St. Paul Travelers Companies Investment Portfolio Aaa 0.54 Aa 0.18 A 0.12 Baa 0.1 Other 0.06 Homeowners' & Other 0.09 Personal Automobile 0.15 Other 0.07 Fidelity & Surety 0.06 International & Lloyd's 0.06 Total: $49.5 Billion Average Rating: Aa2/AA Fixed Maturity 0.82 Shorterm 0.08 Mortgage Loans 0.01 Real Estate 0.02 Private Equities Arbitrage Funds Venture Capital and Other 0.07 Homeowners' & Other 0.09 Personal Automobile 0.15 Other 0.07 Fidelity & Surety 0.06 International & Lloyd's 0.06 Total: $60.8 Billion Duration: 4.1 Years Note: Statistics as of September 30, 2003. Private Equities Arbitrage Funds Venture Capital and Other 7% Fixed Maturity 82% Real Estate 2% Mortgage Loans 1% Short-Term 8% Invested Assets Fixed Maturity Portfolio

Compatible Cultures and Track Record of Successful Transactions

The St. Paul Travelers Companies Highly Compatible Cultures Both companies pursuing similar business strategies - an emphasis on independent agents and brokers Focus on underwriting, claims and actuarial disciplines Expense control - spend it like it's your own Commitment to performance measurement and accountability at every level Profitability is more important than market share

The St. Paul Travelers Companies Strong Combined Team Dedicated to Value Creation Proven experience in integrating businesses Primerica / Travelers (1993) Travelers / Aetna P&C (1995) St. Paul / USF&G (1998) Travelers / Citicorp (1999) Reliance Surety (2000) RSA Financial Professional renewal rights (2002) Kemper renewal rights (2003) RSA renewal rights (2003) Atlantic Mutual renewal rights (2003)

Paramount Objective - Driving Value Creation for Shareholders

The St. Paul Travelers Companies Estimated Financial Impact ($ in millions) Note: For illustrative purposes. (1) Estimates based on current First Call consensus for Travelers and St. Paul; assumed to be based on a fully diluted share base. Combined reflects addition of Travelers and St. Paul estimates, without adjustments. (2) Reflective of phase-in period. (3) See Form S-4 filed December 10, 2003.

2004 2005 2006 44 146 228 The St. Paul Travelers Companies Significant Cost Savings Initial expected realized cost savings of $228 million after-tax projected by 2006 Projected to be 7-9% of controllable expenses Restructuring charge at the time of closing - initial estimate $300 - $400 million Projected Realized After-Tax Cost Savings ($ in millions) Note: Assumes closing on June 30, 2004.

Management Appointments and Integration Planning

Management Announcements on November 17 Robert Lipp Chairman Jay Fishman Chief Executive Officer Charles Clarke Vice Chairman John MacColl Vice Chairman & General Counsel Douglas Elliot CEO, General Commercial & Personal Lines T. Michael Miller CEO, Specialty Commercial William Heyman EVP, Chief Investment Officer Brian MacLean EVP, Claim Timothy Yessman EVP, Claim Marita Zuritas EVP, Merger Integration & Operational Strategy Tim Schwertfeger Chairman & CEO, Nuveen Investments

Management Announcements on December 2 Jay Benet EVP & Chief Financial Officer Andy Bessette EVP & Chief Administrative Officer William Bloom SVP & Chief Information Officer Thomas Bradley Financial Related Activities & Financial Reporting John Clifford SVP, Human Resources Irwin Ettinger Vice Chairman Samuel Liss EVP, Strategic Development Jim Michener Senior Legal Officer for the combined insurance operations Mario Olivo EVP, Financial Planning & Analysis and Investor Relations Kent Urness Chief Executive Officer, International Michael Connly SVP, Information Technology Diane Bengston Senior HR Officer for General Commercial and Personal Lines Stewart Morrison Investments Laura Gagnon Investor Relations

John Albano National Accounts Dennis Crosby Middle Market Pete Higgins Middle Market Larry Illion Small Commercial Marc Schmittlein Small Commercial Joe Lacher Personal Lines Scott Belden Ceded Reinsurance General Commercial and Personal Lines Management Announcements on December 16

Kevin Nish CAT Risk Bill Rohde Technology Rick Smith Foreign Risk Services and Global Accounts Doreen Spadorcia Surety/Bond Kevin Rehnberg SVP, Specialty Commercial Kent Urness EVP, Specialty Commercial Greg Vezzosi SVP, Specialty Commercial Chris Watson Gulf Bill Cunningham Construction Rich DeSimone Global Marine Geo Estes Discover Re Bob Fellows Canadian Operations Rick Gustafson Oil & Gas Peter Hayden Ireland Operations Martin Hudson UK Operations and Lloyd's Operations John Kearns Financial & Professional Services Michael Klein Public Sector Chris Longo Specialty Excess and Umbrella Kae Lovaas Public Sector & Strategic Initiatives Specialty Commercial Management Announcements on December 16

The St. Paul Travelers Integration Planning Process Organizational dimensions All U.S. and Canadian insurance underwriting field structures Corporate staff Claim infrastructure and organization Home office underwriting support Systems infrastructure and organization Subsidiary operations Run-off operations Tactical as well as operational focus Financial integration Integration planning to be completed at closing. Integration expected to be completed in 18-24 months, including movement to end state systems

The St. Paul Travelers Planning Process Team Structure

The "Go-To" National Market Company Financial Strength Compatible Cultures and Track Record of Successful Transactions Paramount Objective ^ Driving Value Creation for Shareholders Setting the Property/ Casualty Market Standard The St. Paul Travelers Companies Setting the Property/Casualty Market Standard

This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations. Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers' directors and executive officers is available in Travelers' proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul's directors and executive officers is available in The St. Paul's proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.